

Mail Stop 3628

May 28, 2010

<u>VIA FACSIMILE and US MAIL</u>
Mr. Lim Suet Boey
Sembcorp Industries, Ltd.
30 Hill Street, #05-04
Singapore 179360

> **Re: Cascal N.V.**
> **Schedule TO-T filed May 21, 2010**
> **Amendment No. 1 to Schedule TO**
> **Filed May 26, 2010**
> **Filed by Sembcorp Industries, Ltd.**
> **File No. 5-84491**

We have limited our review of the filings to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filings listed above, unless otherwise indicated.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO-T</u>

<u>General</u>

1.   It appears that the bidders, through arrangements made by Biwater and its affiliates under the Revised NDA, were allowed to perform due diligence and granted access to company management during the period leading up to the offer.

Given the level and type of information that Sembcorp had access to by virtue of its relationship with Biwater and the nature of the relationships that Biwater has with Sembcorp, please indicate if consideration was given to whether Sembcorp and its affiliates should be considered affiliates engaged in a going private transaction.

2.   Pursuant to the terms of the Tender Offer and Stockholder Support Agreement, the bidders will acquire a controlling 58.4% interest in the company through acquisition of the Biwater shares. Disclosure in the Offer to Purchase commencing on page 44 lists a range of alternative plans for the company following the completion of the tender offer, none of which appear to be firm commitments or plans. Additionally, disclosure in the Offer to Purchase references the bidders' intent to delist the shares from the NYSE following the completion of the offer and to deregister shares pursuant to Section 12 of the Exchange Act, if possible. We also note disclosure regarding the intent of the bidders, with assistance from Biwater, to effect a change in the Board of Directors following the tender offer. We refer you to Exchange Act Rule 13e-3. Please provide us with a well reasoned legal analysis as to why Rule 13e-3 does not apply and/or the exceptions you are relying on with respect to the transaction. To the extent the bidders intend to rely on the exception in Rule 13e-3(g)(1), please provide us with a well reasoned legal analysis of how the bidders comply with the provisions set forth in that exception. Refer also to Questions 7 and 8 of Exchange Act Release 17719 (April 13, 1981). We may have further comment.

Exhibit (a)(1)(A): Offer to Purchase
Summary Term Sheet, page 1

3.   Given the two-tiered structure of the tender offer, please revise to clarify and further highlight in a separate Question and Answer, the adverse consequences to shareholders resulting from the structure.

Acceptance for Payment and Payment of Shares, page 14

4.   We note your disclosure here that the Purchaser reserves the right to assign or transfer to one or more affiliates the right to purchase tendered equity shares. Please note that if the Purchaser does so, the entity to which the right is assigned may need to be added as a filing person on the Schedule TO-T. This in turn may necessitate an extension of the offer period and may require the offering document to be revised to provide all of the disclosure required by Schedule TO as to that entity. Please confirm your understanding in your response letter.

Certain Information Concerning the Company, page 24

5.	We note your disclaimer of responsibility for information contained in your offering document that has been extracted from Cascal N.V's reports and other documents. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy or completion. Please revise accordingly.

Background of the Offer; Other Transactions; the Tender Offer and Stockholder Support Agreement and Related Agreements, page 27

6.	We note disclosure on page 29 regarding the terms of the February 3, 2010 Exclusivity Letter. Please supplementally advise us of the role Mr. Magor played in the initiation, structuring, and/or negotiation of the transaction. Further, please advise us of the type of "reasonable assistance" Biwater agreed to provide and did provide in attempting to secure a recommendation from the Company's Board.

7.	Please supplement the discussion in the background section to disclose why the parties decided upon a two-tier structure, whether any other alternative structures were considered and whether they discussed any other price points for the highest and lowest bid price.

Source and Amount of Funds, page 48

8.	Please address any alternative financing arrangements that are in place in the event the primary financing plans fall through. If none, revise to state this fact. Refer to Item 1007 (b) of Regulation M-A.

Certain Conditions of the Offer, page 48

9.	Further to our comment above. As the bidders are aware, the conditions of the tender offer must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Given that there is no disclosure as to how or when a determination will be made regarding offer condition (g)(ii), the assertion of the offer condition appears to be within the exclusive control of the bidders. Please revise to specify how and when the bidders will seek to verify whether Mr. Wager has received a distribution of shares from the company. Alternatively, if verification of the issuance has occurred, please update the disclosure accordingly, inclusive of updates as to the status of negotiations occurring between Biwater and the Purchaser regarding a possible reduction in price per share.

10.	We refer you to disclosure regarding possible adjustments to the offer price following confirmation that Mr. Wager has been issued shares and in disclosure under the heading "Dividends and Distributions". Please note that in our view, if you reduce the offer consideration by the amount of any dividend or distribution declared by the Company, you must inform security holders of this development and may be required to extend the offer to allow shareholders time to react in accordance with Rules 14d-4(d) and 14e-1(b). Please revise your disclosure to reflect that an adjustment to the offer consideration due to any dividends or other distributions declared with respect to his or her tendered shares may require an extension of the offer in accordance with Rules 14d-4(d) and 14e-1(b).

Miscellaneous, page 54

11.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. As noted in a prior comment, the conditions must also be drafted with sufficient specificity to allow for objective verification. We refer to the condition in (a)(ii) regarding any action seeking to prohibit or "*limit the full rights of ownership or operation of the Company, Purchaser or any of their affiliates of all or any of the business or assets of the Company, Purchaser or any of their affiliates...*" This condition is overly broad. As drafted, the breadth of what constitutes the "full rights of ownership", the degree or severity of the "limitation" affecting such rights, and the entities subject to the condition (i.e., the company, purchaser *and its affiliates*), is not clearly described or defined. Moreover, the condition is overly broad because a determination of whether the condition in (a)(ii) has been triggered would be left to the sole determination of the Purchaser/bidders. Given that the Purchaser has reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the Purchaser has created the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited condition to include an objective standard, such as a standard of reasonableness, against which the Purchaser's discretion may be judged. Please note that a similarly broad condition appear in (a)(iii). Please revise accordingly.

12.   The disclosure here states that the Offer is not being made into (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. As you are aware, Rule 14d-10(a)(1) requires that all holders of Shares be permitted to participate in the Offer. This includes holders of Shares located in jurisdictions outside the United States. While Rule 14d-10(b)(2) permits you to exclude holders of Shares in a U.S. state where the Purchaser is prohibited from making the Offer, the exception is limited. Please revise or advise in your response letter as to your authority for excluding target holders of Shares not encompassed within Rule 14d-1(b)(2).

*   *   *

As appropriate, please amend your filings in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

<u>VIA FACSIMILE (212) 878-8375</u>
cc: Brian Hoffman, Esq.
        Clifford Chance US LLP